Exhibit 12.1
GENERAL MOTORS FINANCIAL COMPANY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Years Ended December 31,
	2017	2016	2015	2014	2013
COMPUTATION OF EARNINGS:
Income before income taxes and equity income	$1,023	$740	$563	$689	$756
Fixed charges	2,576	1,980	1,459	1,168	590
	$3,599	$2,720	$2,022	$1,857	$1,346
COMPUTATION OF FIXED CHARGES:
Fixed charges:(a)
Interest expense(b)	$2,566	$1,972	$1,452	$1,161	$585
Implicit interest in rent	10	8	7	7	5
	$2,576	$1,980	$1,459	$1,168	$590

RATIO OF EARNINGS TO FIXED CHARGES	1.4X	1.4X	1.4X	1.6X	2.3X
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(c)	1.4X	1.4X	1.4X	1.6X	2.3X
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(a)
For purposes of such computation, the term "fixed charges" represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.

(b)	For 2015, 2014 and 2013 interest expense excludes $(8) million, $(17) million and $2 million of purchase accounting adjustments.

(c)
Although we have 1,000,000 shares of preferred stock outstanding, we did not pay any dividends on preferred stock in the periods presented. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.